Pricing Supplement Dated November 13, 2008	Rule 424(b)(3)
(To Prospectus Supplement Dated November 13, 2008	File No. 333-135813
and Prospectus Dated July 17, 2006)	Pricing Supplement No. 2008-B4
GENERAL ELECTRIC CAPITAL CORPORATION
GE Interest Plus® for Businesses
Variable Denomination Floating Rate Notes

Interest Rate:	Rate	Yield

	3.10%	3.14%

Effective Dates:	November 13, 2008 until such time as a different rate is determined by the GE Interest Plus Committee. Information on current interest rates is available by calling 888-674-4138, 24 hours a day, seven days a week.
The rate for GE Interest Plus for Businesses Notes is separate and distinct from rates established for GE Interest Plus, which is offered only to individual investors.
Additional Information:
Maximum Total Investment
The GE Interest Plus Committee has established a maximum total investment for any one business investor of $5 Million. Your total investment is limited to a maximum, currently $5,000,000. If the amount of your investment exceeds the maximum, we may notify you in writing that we intend to redeem the amount of your investment in excess of $5 Million. You will then have 30 days to redeem the excess portion of your investment. If you do not do so within a 30-day period, we will redeem the amount we have specified and mail a check to the registered holder of the Notes, less any tax withholding, if applicable. Interest on the redeemed amount shall cease to accrue on and after the effective date of the redemption.